06008792

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAY 30 2006

SEC FILE NUMBER
8- 37328

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T.J. Raney & Sons, Inc. - BD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 Cantrell Rd, Ste 301
(No. and Street)

Little Rock, AR 72202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alton Raney 501-666-6644
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Erwin & Company, P.A.
(Name – *if individual, state last, first, middle name*)

6311 Ranch Drive, Little Rock, AR 72223
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 17 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alton Raney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T.J. Raney & Sons, Inc. - BD, as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Corporate Secretary
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

T. J. RANEY & SONS, INC. - BD
SEC. FILE NO. 8-37328

Financial Statements and Additional Information
March 31, 2006 and 2005

Together With Independent Auditors' Report

CONTENTS

ERWIN & COMPANY
A PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

6311 Ranch Drive
Little Rock, AR 72223
(501) 868-7486
(501) 868-7750 (Fax)

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
T. J. Raney & Sons, Inc. - BD

We have audited the accompanying statements of financial condition of T. J. Raney & Sons, Inc. - BD, (a wholly-owned subsidiary of T.J. Raney & Sons, Inc. - HC) as of March 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 of the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T. J. Raney & Sons, Inc. - BD as of March 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Erwin & Company

Little Rock, Arkansas
May 2, 2006

T. J. RANEY & SONS, INC. - BD

STATEMENTS OF FINANCIAL CONDITION

March 31, 2006 and 2005

ASSETS

	2006	2005
Cash and cash equivalents	$ 77,681	$ 47,172
Certificate of deposit	36,885	35,836
Accounts receivable - T.J. Raney and Sons, Inc. - HC	1,247,388	1,217,485
- T.J. Raney Insurance Agency, LLC	77,580	77,580
- other	43,808	38,630
Employee advances	4,812	-0-
Prepaid expenses	9,004	6,245
Securities owned:		
Marketable, at market value	12,012	3,210
Not readily marketable, at net realizable value	10,000	10,000
Total assets	$1,519,170	$1,436,158

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
Liabilities:		
Accounts payable and accrued expenses	$ 19,870	$ 35,550
Long-term debt	11,859	-0-
Total liabilities	31,729	35,550
Stockholder's equity:		
Common stock, $.01 par value:		
10,000 shares authorized;		
2,000 shares issued and outstanding	20	20
Additional paid-in capital	212,985	212,985
Retained earnings	1,274,436	1,187,603
Total stockholder's equity	1,487,441	1,400,608
Total liabilities and stockholder's equity	$1,519,170	$1,436,158

See accompanying notes

T. J. RANEY & SONS, INC. - BD

STATEMENTS OF INCOME

For the years ended March 31, 2006 and 2005

	2006	2005
Revenue:		
Commissions	$1,329,985	$807,864
Interest	1,436	903
Unrealized gains on marketable securities	8,802	630
Loss on permanent decline in value of nonmarketable securities	-0-	(15,000)
Other	6,060	8,372
Total revenue	1,346,283	802,769
Expenses:		
Advertising and promotion	15,326	5,337
Commissions	705,801	280,223
Correspondent services and clearing charges	147,298	64,307
Fines and penalties	10,000	15,000
Insurance	32,499	28,843
Interest	706	5
Management fees	244,692	244,692
Postage and delivery	15	-0-
Regulatory and professional fees	20,693	15,008
Rent	30,272	24,672
Taxes and licenses	47,244	23,160
Other	4,904	1,726
Total expenses	1,259,450	702,973
Net income	$ 86,833	$ 99,796

See accompanying notes

T. J. RANEY & SONS, INC. - BD

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the years ended March 31, 2006 and 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - March 31, 2004	$20	$212,985	$1,087,807	$1,300,812
Net income	—	—	99,796	99,796
Balance - March 31, 2005	20	212,985	1,187,603	1,400,608
Net income	—	—	86,833	86,833
Balance - March 31, 2006	$20	$212,985	$1,274,436	$1,487,441

See accompanying notes

T. J. RANEY & SONS, INC. - BD

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the years ended March 31, 2006 and 2005

Balance - March 31, 2004	$ -0-
Activity during the year ended March 31, 2005	-0-
Balance - March 31, 2005	-0-
Activity during the year ended March 31, 2006	-0-
Balance - March 31, 2006	$ -0-

See accompanying notes

T. J. RANEY & SONS, INC. - BD

STATEMENTS OF CASH FLOWS

For the years ended March 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 86,833	$ 99,796
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Increase in accounts receivable	(35,081)	(163,784)
Decrease in accrued interest receivable	-0-	148
(Increase) decrease in prepaid expenses	(2,759)	16,732
Unrealized gains on marketable securities	(8,802)	(630)
Loss on permanent decline in value of nonmarketable securities	-0-	15,000
Increase in accounts payable and accrued expenses	3,070	21,055
Net cash provided (used) by operating activities	43,261	(11,683)
Cash flows from investing activities:		
Purchase of certificate of deposit	(1,049)	(836)
Net advances to employees	(4,812)	-0-
Net cash used by investing activities	(5,861)	(836)
Cash flows from financing activities:		
Repayments of long-term debt	(6,891)	-0-
Net cash used by financing activities	(6,891)	-0-
Increase (decrease) in cash and cash equivalents	30,509	(12,519)
Cash and cash equivalents - Beginning of year	47,172	59,691
End of year	$ 77,681	$ 47,172
Supplemental cash flows information:		
Cash paid for interest	$ 610	$ 5
Noncash issuance of long-term debt to satisfy liability for fines incurred	18,750	-0-

See accompanying notes

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and nature of business -

The Company, a wholly-owned subsidiary of T.J. Raney & Sons, Inc. - HC (parent), was formed under the laws of the State of Arkansas to engage in the business of providing consulting services as a limited broker/dealer registered with the National Association of Securities Dealers, Inc.(NASD) and the Arkansas Securities Department. No securities were held for customers during the years ended March 31, 2006 and 2005.

Use of estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition -

Commissions and fees are generally recognized when the related services are provided.

Marketable investments -

Marketable investments owned consist of publicly traded stock and are carried at quoted market price. Realized and unrealized gains and losses are based on the specific identification method. Changes in the market value of securities are classified as unrealized gains and losses and are included in the determination of income.

Securities transactions are recorded in the accounts on the settlement date (generally three business days after trade date) with related commission income and expenses recorded on a trade date basis.

Investments not readily marketable -

Investments not readily marketable consist of private placement issues and are carried at the lower of cost or estimated net realizable value. On March 31, 2005, investments not readily marketable were written down to estimated net realizable value. The amount of the net loss, $15,000, has been included in income for the year ended March 31, 2005.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Income taxes -

The Company provides for the expected future tax consequences of events that have been included in the financial statements or tax returns in different reporting periods. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement carrying value and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse.

The Company has consented to file consolidated federal and state income tax returns with its parent. Consolidated income taxes currently payable are allocated to those members of the consolidated group having taxable income. Such allocation is made on the ratio that the individual companies' taxable income bears to the total of such income of all companies within the consolidated group having taxable income. Under this apportionment method, any tax benefits arising from net operating losses and other tax credits of members included in the consolidated group are shared proportionately by those members having taxable income.

Statement of cash flows -

For purposes of the statement of cash flows, the Company considers cash on hand and on deposit at financial institutions and money market funds, which are available on demand, as cash and cash equivalents.

(2) MARKETABLE INVESTMENT SECURITIES:

Information with respect to marketable investments owned as of March 31, 2006 and 2005 follows:

	Original Cost	Unrealized Gains	Unrealized Losses	Market Value
Publicly traded stock:				
March 31, 2006	$3,300	$8,712	$ -0-	$12,012
March 31, 2005	$3,300	$ -0-	$ 90	$ 3,210

(3) LONG-TERM DEBT:

Long-term debt at March 31, 2006 consists of the outstanding balance of a 9.75% installment note payable to the NASD. The unsecured note requires $1,500 monthly payments of principal and interest through maturity in February 2007.

(4) INCOME TAXES:

No provision or benefit for income taxes is reflected in the accompanying financial statements as a result of net operating loss carryforwards of the consolidated group pursuant to the tax allocation agreement between the Company and its parent. The net income of the Company is included in a consolidated tax return with its parent which, on a consolidated basis, reflects a net taxable loss.

There are no material temporary differences between income determined for financial reporting and income tax purposes.

(5) NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2006 and 2005, the Company had net capital of $124,819 and $83,647, respectively, which was $119,819 and $33,647, respectively, in excess of its required net capital of $5,000 and $50,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.25 to 1 at March 31, 2006 and 0.43 to 1 at March 31, 2005.

(6) RELATED PARTY TRANSACTIONS:

Management fees for the years ended March 31, 2006 and 2005 consist of charges by the Company's parent for administrative costs paid on the Company's behalf. Rent expense for the years ended March 31, 2006 and 2005 consists of amounts paid to the Company's parent for the use of office space under a month-to-month agreement.

Accounts receivable from T.J. Raney Insurance Agency, LLC represent noninterest-bearing advances to an affiliate related to the Company through common ownership.

ADDITIONAL INFORMATION

T. J. RANEY & SONS, INC. - BD

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1

March 31, 2006

Total stockholder's equity from statement of financial condition	$ 1,487,441
Less nonallowable assets - accounts receivable	(1,341,816)
- prepaid expenses	(9,004)
- nonmarketable securities	(10,000)
Less haircuts on marketable securities and money market funds	(1,802)
Net capital	$ 124,819
Minimum capital required (6 2/3% of aggregate indebtedness)	$ 2,115
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 119,819
Total aggregate indebtedness	$ 31,729
Percent of aggregate indebtedness to net capital	25.42%

Reconciliation with Company's Computation:

Net capital, as reported in Company's FOCUS Part IIA Report (unaudited)	$ 124,819
Adjustments	-0-
Net capital per above	$ 124,819

T. J. RANEY & SONS, INC. - BD

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

March 31, 2006

An exemption from Rule 15c3-3 is claimed under Section (k)(2)(B).

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3

and

INFORMATION RELATIVE TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3

The Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" or to report "Information Relating to Possession and Control Requirements" because it is exempt from Rule 15c3-3 under the provisions of paragraph (k) of Rule 15c3-3 at March 31, 2006.

ERWIN & COMPANY
A PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

6311 Ranch Drive
Little Rock, AR 72223
(501) 868-7486
(501) 868-7750 (Fax)

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

The Board of Directors and Stockholder
T. J. Raney & Sons, Inc. - BD

In planning and performing our audit of the financial statements and additional information of T. J. Raney & Sons, Inc. - BD, (a wholly-owned subsidiary of T.J. Raney & Sons, Inc. - HC) as of and for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of T. J. Raney & Sons, Inc. - BD as of and for the year ended March 31, 2006, and this report does not affect our report thereon, dated May 2, 2006.

T. J. Raney & Sons, Inc. - BD is a small company, and essentially all of its operational and record-keeping procedures are performed by a limited number of individuals. Consequently, the segregation of duties which is normally required for effective internal control is not practicable. The Company has no plans to change present operational and record-keeping procedures until justified by future growth or expansion of its business activities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives, except for the condition discussed in the preceding paragraph that we believe is a material inadequacy in the practices and procedures comprehended in the SEC's objectives. Further, nothing came to our attention that would indicate that the conditions for claiming exemption from Rule 15c3-3 had not been complied with during the year.

This report is intended solely for the use of the Board of Directors and Stockholder of T. J. Raney & Sons, Inc. - BD, the SEC, the National Association of Securities Dealers, Inc., the Arkansas Securities Department, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Erwin & Company

Little Rock, Arkansas
May 2, 2006